Schedule A

to

Investment Advisory Agreement

of

JPMorgan Trust IV

Advisory Fee Rates

(amended as of June 25, 2025)

Name	Fee Rate
JPMorgan Emerging Markets Research Enhanced Equity Fund	0.25%
JPMorgan Equity Premium Income Fund	0.25%
JPMorgan Hedged Equity 2 Fund	0.25%
JPMorgan Hedged Equity 3 Fund	0.25%
JPMorgan International Hedged Equity Fund[1]	0.25%
JPMorgan Institutional Tax Free Money Market Fund	0.08%
JPMorgan Preferred and Income Securities Fund	0.50%
JPMorgan Securities Lending Money Market Fund	0.08%
JPMorgan SmartRetirement 2065 Fund	0.00%
JPMorgan SmartRetirement Blend 2065 Fund	0.15%
JPMorgan Ultra Short Municipal Fund	0.15%

*  *  *  *  *

[1]	To be liquidated and reorganized under the JPMorgan International Hedged Equity Laddered Overlay ETF mid 2025.

JPMORGAN TRUST IV	J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	By:

Name:	Name:

Title:	Title: